Exhibit 99.1

RISK FACTORS RELATING TO GENERAL CATALYST FINANCING ARRANGEMENT

Unless the context otherwise requires, all references to “Prenetics,” “we,” “us,” “our,” or the “Company” in this Exhibit 99.1 refer to Prenetics Global Limited and its subsidiaries.
On July 14, 2026, the Company announced the closing of a $1 billion growth financing arrangement with General Catalyst's Customer Value Fund for the Company's IM8 business. Our business, financial condition, results of operations and future prospects may be materially adversely affected by the implementation of the financing arrangement, including as a result of the risk factors described below. The risks and uncertainties described below are not the only ones that we face or may face.
For more information on the risks to our business, financial condition, results of operations and future prospects, please see our risk factors described in ““Item 3. Key Information — D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”), together with those described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the SEC.

The impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations.
On July 13, 2026, our wholly-owned subsidiary IM8 (US) LLC (the “Investment Recipient”) entered into the Customer Investment Agreement (the “Customer Investment Agreement”) with GC Customer Value Arranger, LLC (the “Arranger”), on behalf of certain investors (the “Investors”), with Prenetics Limited and IM8 Limited serving as guarantors (collectively, the “Guarantors”), to provide funding for IM8’s sales and marketing growth efforts. Under the Customer Investment Agreement, the Arranger will facilitate funding by the Investors of up to an aggregate maximum of $1,000,000,000 (the “Maximum Invested Amount”). The commitment runs through and including August 11, 2028, subject to mutual extension by the parties.
Under the Customer Investment Agreement, the Arranger facilitates funding of up to 70% of IM8’s growth spend for each month (the “Investment Amount”), after which the Investment Recipient is obligated to remit to the Arranger, on behalf of the applicable Investors, a percentage of collections from customers first acquired during such month until the applicable investor return cap is reached or 10 years have elapsed (whichever occurs first). The investor return cap for each cohort of customers is the lesser of (i) an amount that would result in the Investors realizing a 30% internal rate of return across all cohorts funded in a given calendar year and (ii) a return multiple applied to the Investment Amount, which multiple varies based on the payback period and ranges from 1.035x to a maximum of 1.170x.
In connection with the Customer Investment Agreement, the parties entered into a Master Guarantee Agreement (the “Guarantee”), dated as of July 13, 2026, pursuant to which IM8 Limited and Prenetics Limited, jointly and severally, unconditionally and irrevocably guarantee to the Arranger, for the ratable benefit of the Investors, the payment and performance of all guaranteed obligations arising under the Customer Investment Agreement. The Guarantee remains in effect until all guaranteed obligations have been irrevocably paid in full and the Customer Investment Agreement has been terminated, subject to earlier release accompanied by a replacement guarantee satisfactory to the Arranger.
The Customer Investment Agreement is intended to deliver cash flow benefits to support IM8’s sales and marketing growth efforts through the funding of customer acquisition costs. There can be no guarantee that this financing structure will successfully result in the acquisition of new customers or help achieve our intended objectives, and its failure to do so could materially and adversely impact our financial condition and results of operations.

We may require additional capital to grow our business, which may not be available on terms acceptable to us or at all.
To the extent that our capital is insufficient at any point in time to meet future operating requirements (including regulatory capital requirements) or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, as well as market disruptions and other developments.
Historically, we have funded our operations, marketing expenditures and capital expenditures primarily through equity issuances and cash from operations. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, and the condition of the capital markets at the time we seek financing.
If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Furthermore, any debt financing secured by us in the future could require a substantial portion of our operating cash flow to be allocated to payment of interest and principal, which may reduce available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Under the Customer Investment Agreement, we are also subject to certain covenants that restrict our ability to incur additional indebtedness without the Arranger’s prior written approval or an intercreditor or subordination agreement satisfactory to the Arranger.
If we are unable to obtain adequate financing or financing on terms satisfactory to us, when required, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.